FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENTS

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

1. Disclosure made by PT. Indofood Sukses Makmur Tbk. ("Indofood"), a subsidiary of the Company, in relation to the signing of Placement Agreement by Indofood Agri Resources Limited, a subsidiary of Indofood.

2. Announcement made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to its share placement exercise.

PT INDOFOOD SUKSES MAKMUR Tbk

CORPORATE HEADOFFICE

GEDUNG ARIOBIMO SENTRAL, 12 th Floor Jl. HR. Rasuna Said X-2 Kav. 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 021) 5228822 Fax : 5226014 / 5225960

Unofficial Translation

No.032/ISM/CS/II/07

Jakarta, 7 February 2007

To :
Indonesia Capital Market Supervisory Agency
Gedung Baru Departemen Keuangan RI Lt. 3
Jl. Dr. Wahidin Raya No. 1
Jakarta

Attn. : Dr. Ahmad Fuad Rahmany, Chairman
Ir. Nurhaida, MBA, Division Head Real Sector

Dear Sir/Madam,

RE : Disclosure of the signing *Placement Agreement* IndoAgri, the subsidiary of PT. Indofood Sukses Makmur Tbk.

Referring to our letter No. 027/ISM/CS/I/07 dated February 6, 2007 regarding the plan for IndoAgri to sign the Placement Agreement with CIMB-GK Securities Pte. Ltd. Ltd, Credit Suisse (Singapore) Limited and Kim Eng Securities Pte. Ltd. (together, the "Joint Bookrunners"); we hereby inform you that today, 7 February 2007, the said Placement Agreement has been signed in Singapore.

Taking into consideration the indications of interest received at the close of the book-bunding exercise for the Placement, the Joint Bookrunners, in consultation with IndoAgri, have decided the followings :

1. The number of new Consolidated Shares to be offered in the Placement shall be 338,000,000 new Consolidated Shares ("Placement Shares"). The Placement Shares represent approximately 25% of the total enlarged number of issued Consolidated Shares in the Company after the completion of the Placement.
2. The Placement Price has been fixed at S$ 1.25 (One and Twenty Five Cent Singapore Dollar) per Placement Share.

The Placement Shares are xpected to commence trading on a "ready" basis on 14 February 2007, subject to, inter alia, the SGX-ST being satisfied that all conditions necessary for the commencement of trading in the Placement Shares on "ready" basis have been fulfilled.

Thank you for your kind attention.

Sincerely,
PT Indofood Sukses Makmur Tbk

Werlanty Setiawan
Corporate Secretary

CC Indofood's Board of Director

Indofood
THE SYMBOL OF QUALITY FOODS

TOTAL P.01

07/02 '07 WED 17:37 [TX/RX NO 0448] 001

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

OFFER AND PLACEMENT OF 338,000,000 NEW CONSOLIDATED SHARES IN THE CAPITAL OF INDOFOOD AGRI RESOURCES LTD.

THIS IS THE SGXNET ANNOUNCEMENT REFERRED TO IN THE OFFER INFORMATION STATEMENT OF INDOFOOD AGRI RESOURCES LTD. ("COMPANY") LODGED WITH THE MONETARY AUTHORITY OF SINGAPORE ON 25 JANUARY 2007 (THE "OFFER INFORMATION STATEMENT") IN CONNECTION WITH ITS SHARE PLACEMENT EXERCISE ("PLACEMENT"). THIS SGXNET ANNOUNCEMENT CONSTITUTES PART OF, AND SHOULD BE READ IN CONJUNCTION WITH, THE OFFER INFORMATION STATEMENT. TERMS AND REFERENCES USED IN THIS SGXNET ANNOUNCEMENT WHICH HAVE NOT BEEN DEFINED HEREIN BEAR THE SAME MEANING AS ASCRIBED TO THEM IN THE OFFER INFORMATION STATEMENT.

PLACEMENT SHARES

Taking into consideration the indications of interest received at the close of the book-building exercise for the Placement, and to ensure a reasonable spread of shareholders, CIMB-GK Securities Pte. Ltd. ("**CIMB-GK**"), Credit Suisse (Singapore) Limited and Kim Eng Securities Pte. Ltd. (together, the "**Joint Bookrunners**"), in consultation with the Company, have decided that the number of new Consolidated Shares to be offered in the Placement shall be 338,000,000 new Consolidated Shares. The said 338,000,000 new Consolidated Shares shall hereinafter be referred to as the "**Placement Shares**".

The Placement Shares represent approximately 25% of the total enlarged number of issued Consolidated Shares in the Company after the completion of the Placement. Of these, 5,070,000 Placement Shares (representing 1.5% of the total number of Placement Shares) will be issued and allotted to First Pacific Company Limited at the Placement Price (as defined below) for the purposes of the FP Distribution-in-specie.

An announcement of the allocation and spread of the investors will be made via SGXNET before the commencement of trading in the Consolidated Shares on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), which is expected to be at 9.00 a.m. (Singapore time) on 14 February 2007.

The Placement Shares will, upon issue, rank *pari passu* with the then existing Consolidated Shares in issue.

PLACEMENT PRICE

Following the close of the book-building exercise, the Company wishes to announce that the Placement Price has been fixed at S$1.25 (the "**Placement Price**") per Placement Share.

PLACEMENT AGREEMENT

The Board of Directors of the Company further wishes to announce that the Company has today entered into a placement agreement (the "**Placement Agreement**") with the Joint Bookrunners pursuant to which the Company has agreed to allot and issue, and the Joint Bookrunners have

agreed to, severally and not jointly, on a firm commitment basis, subscribe and pay for and/or procure subscriptions and payment for, the Placement Shares at the Placement Price in accordance with their respective underwriting commitment and on the terms and conditions of the Placement Agreement.

VALUE ASSURANCE

The Board of Directors of the Company refers to the circular to shareholders of the Company dated 11 December 2006 ("**Circular**"). As the Placement Price is more than S$0.75 per Placement Share, the Company wishes to announce that no payment will be made as compensation to Entitled Shareholders of the Company as at the books closure date of the Company on 7 February 2007.

COMMENCEMENT OF TRADING

The Placement Shares are expected to commence trading on a "ready" basis from **9.00 a.m. on 14 February 2007**, subject to, *inter alia*, the SGX-ST being satisfied that all conditions (certain details of which are set out on page 25 of the Circular) necessary for the commencement of trading in the Placement Shares on a "ready" basis have been fulfilled. It is expected that there will be no trading on a "when issued" basis.

BY ORDER OF THE BOARD
Moleonoto Tjang
Director
Singapore
7 February 2007

CIMB-GK acted as the financial adviser to the Company in relation to the Acquisition.

FPC Exemption No. (82-836)

Publication: South China Morning Post **Date:** 8 February 2007
Page: Classified 5 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY RESULTING FROM THE PROPOSED SEPARATE LISTING OF A SUBSIDIARY OF PT INDOFOOD SUKSES MAKMUR TBK ON THE MAINBOARD OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED BY MEANS OF REVERSE TAKEOVER OF, AND PLACEMENT OF SHARES IN, INDOFOOD AGRI RESOURCES LTD. (FORMERLY KNOWN AS CITYAXIS HOLDINGS LIMITED)

DISCLOSEABLE TRANSACTION

DISTRIBUTION IN SPECIE

Shareholders should note that the proposed distribution in specie is conditional upon completion of the Placement and will only occur if the Placement is completed.

SIGNING OF THE PLACEMENT AGREEMENT
As contemplated by the Announcement, the Company is pleased to announce that IndoAgri has signed a placement agreement today with the underwriters to the Placement to place 338 million IndoAgri Consolidated Shares at a price of S$1.25 per share. The Company will subscribe for 5,070,000 Placement Shares at a price of S$1.25 per Placement Share, representing 1.5% of the total maximum number of Placement Shares in order to effect the proposed distribution in specie.

DISTRIBUTION RATIO
Each Qualifying Shareholder holding 2,000 Shares or more will, subject to the Placement being completed, be entitled to receive 3 Distribution Shares for every 2,000 Shares held by him/her as at the record date, being 4:00 p.m. on Friday, 9 February 2007, pursuant to the proposed distribution in specie. Qualifying Shareholders holding less than 2,000 Shares will receive cash in lieu of the Distribution Shares, calculated by reference to the Placement Price. Qualifying Shareholders may elect to receive cash in lieu of the Distribution Shares to which they would otherwise be entitled and, if they so elect, will receive cash in lieu of those Distribution Shares, calculated by reference to the Placement Price. Non-Qualifying Shareholders will receive cash in lieu of the number of Distribution Shares to which they would have been entitled if they were Qualifying Shareholders, again calculated by reference to the Placement Price.

Fractional entitlements to Distribution Shares will not be distributed to Qualifying Shareholders. Fractional entitlements will be aggregated and all whole number Distribution Shares arising from such aggregation will be retained or sold in the market for the benefit of the Company.

A circular containing the terms and conditions of the proposed distribution in specie and advising Shareholders of the procedures for qualifying for the distribution in specie will be despatched to Shareholders on or around Wednesday, 14 February 2007.

Reference is made to the announcement of First Pacific Company Limited (the "Company") dated 25 January 2007 (the "Announcement") and the circular of the Company dated 22 December 2006 (the "Circular"). In connection with the completion of the Injection, CityAxis Holdings Limited has changed its name to "Indofood Agri Resources Ltd." Unless the context otherwise requires, capitalised terms and expressions which are used in this announcement but are not defined herein shall have the meanings given to them in the Circular, except that references in the definitions in the Circular to "CityAxis Holdings Limited" and "CityAxis" shall be construed as if they were references to "Indofood Agri Resources Ltd." and "IndoAgri", respectively. For the purpose of this announcement, Distribution Shares means the IndoAgri Shares to be distributed to Shareholders pursuant to the proposed distribution in specie.

SIGNING OF THE PLACEMENT AGREEMENT
As contemplated by the Announcement, the Company is pleased to announce that IndoAgri has signed a placement agreement today with the underwriters to the Placement to place 338 million IndoAgri Consolidated Shares (the "Placement") at a price of S$1.25 per share. The Company will subscribe for 5,070,000 Placement Shares at a price of S$1.25 per Placement Share, representing 1.5% of the total maximum number of Placement Shares in order to effect the proposed distribution in specie.

Under the Placement, the proposed distribution in specie of 1.5% of the total number of Placement Shares relates to 5,070,000 IndoAgri Consolidated Shares and have an aggregate value of approximately S$6.3 million (equivalent to approximately US$4 million), which exceeds the aggregate value of S$4.89 million contemplated by the Circular.

DISTRIBUTION RATIO
Each Qualifying Shareholder holding 2,000 Shares or more will, subject to the Placement being completed, be entitled to receive 3 Distribution Shares for every 2,000 Shares held by him/her as at the record date, being 4:00 p.m. on Friday, 9 February 2007, pursuant to the proposed distribution in specie. Qualifying Shareholders holding less than 2,000 Shares will receive cash in lieu of the Distribution Shares, calculated by reference to the Placement Price. Qualifying Shareholders may elect to receive cash in lieu of the Distribution Shares to which they would otherwise be entitled and, if they so elect, will receive cash in lieu of those Distribution Shares, calculated by reference to the Placement Price. Non-Qualifying Shareholders will receive cash in lieu of the number of Distribution Shares to which they would have been entitled if they were Qualifying Shareholders, again calculated by reference to the Placement Price.

All cash amounts to be distributed will be in Hong Kong dollars as converted at an exchange rate to be determined and based on the HK$:S$ exchange rate prevailing on the date for settling the placement consideration for the Placement Shares to be allotted to the Company. The cash amount shall be rounded down to the nearest Hong Kong dollars. Cash amounts of less than HK$10 will not be distributed but will be retained for the benefit of the Company.

Fractional entitlements to Distribution Shares will not be distributed to Qualifying Shareholders. Fractional entitlements will be aggregated and all whole number Distribution Shares arising from such aggregation will be retained or sold in the market for the benefit of the Company.

RECORD DATE AND CLOSURE OF REGISTER OF MEMBERS
As described in the Announcement, the record date for the proposed distribution in specie is 4:00 p.m. on Friday, 9 February 2007. The register of members of the Company will be closed on Friday, 9 February 2007 and will re-open on Monday, 12 February 2007. During such period, no transfers of Shares will be effected.

DESPATCH OF CIRCULAR TOGETHER WITH FORMS OF ELECTION
A circular containing the terms and conditions of the proposed distribution in specie and advising Shareholders of the procedures for qualifying for the distribution in specie will be despatched to Shareholders on or around Wednesday, 14 February 2007. That circular will enclose a form of election to be completed and signed by Shareholders to certify that they are Qualifying Shareholders in respect of the distribution in specie and enabling Qualifying Shareholders to, *inter alia*, receive a cash payment in lieu of all the Distribution Shares to which a Qualifying Shareholder would otherwise be entitled under the proposed distribution in specie.

EXPECTED TIMETABLE
The expected timetable for the proposed distribution in specie is set out below:

Latest time for lodging transfers of Shares cum-entitlement to the proposed distribution in specie	4.00 p.m. on Thursday, 8 February 2007
Register of members closes on	Friday, 9 February 2007
Record date for determining entitlements to the proposed distribution in specie	4.00 p.m. on Friday, 9 February 2007
Register of members re-opens on	Monday, 12 February 2007
Despatch of circular and Form of Election	Wednesday, 14 February 2007
Completion of Placement	Mid February 2007
Latest time for lodging the form of election	4.00 p.m. on Wednesday, 7 March 2007
Despatch of Distribution Shares in physical or scripless form to Qualifying Shareholders under the proposed distribution in specie (or cheques in relation to the Shareholders receiving cash)	Wednesday, 28 March 2007

All times refer to Hong Kong local time.

Please note that the timetable is subject to change depending on prevailing market conditions. If there are material changes to the above timetable, the Company will publish an announcement to inform the Shareholders.

Shareholders should note that the proposed distribution in specie is conditional upon completion of the Placement and will only occur if the Placement is completed.

By order of the board of
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 7 February 2007

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Publication: South China Morning Post
Page: B4
Date: 1 February 2007
Where Published: Hong Kong

ITC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)

PROPOSAL TO ACQUIRE ADDITIONAL INTEREST IN PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

POSSIBLE MAJOR AND CONNECTED TRANSACTION

First Pacific refers to a number of reports in the media relating to PTIC.

First Pacific announced on 15 December 2006 that it proposed to acquire half of a 46% shareholding in PTIC from the Philippine Government, by exercising a right to match in the context of a public auction by the Philippine Government of that 46% shareholding. PTIC is a single purpose holding company, holding shares representing approximately 13.8% of PLDT's issued common share capital.

First Pacific confirms that it still intends to exercise the right to match but would now want to have the flexibility to exercise the right to match up to the full extent of the 46% stake in PTIC offered under the auction through the exercise of PTIC's right to match under its articles of incorporation. However, the exercise of the right to match to that extent would constitute a major transaction for First Pacific under the Listing Rules and, accordingly, requires the prior approval of a resolution of First Pacific's shareholders before it can proceed. The exercise of the right to match is also being classified as a connected transaction under the Listing Rules. First Pacific will despatch a shareholders circular and convene a special general meeting of its shareholders as soon as practicable, at which a resolution will be proposed to give the Group the flexibility to exercise the right to match up to the full amount of the 46% of PTIC offered under the auction and available for purchase under the right to match.

All shareholders of First Pacific will be permitted to vote at the special general meeting to be convened. First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited, which together own approximately 44.26% of First Pacific's issued share capital, have confirmed their intention to vote in favour of the resolution(s) to be proposed at the special general meeting.

At the request of First Pacific, trading in its shares was suspended with effect from 9:30 a.m. on 31 January 2007, pending the release of this announcement. Application has been made for the resumption of trading in First Pacific's shares with effect from 9:30 a.m. on 1 February 2007.

First Pacific refers to a number of reports in the media relating to PTIC.

First Pacific Company Limited ("First Pacific") announced on 15 December 2006 that it proposed to acquire half of a 46% shareholding in Philippine Telecommunications Investment Corporation ("PTIC") from the Philippine Government, by exercising a right to match in the context of a public auction by the Philippine Government of that 46% shareholding. PTIC is a single purpose holding company, holding PLDT shares representing approximately 13.8% of PLDT's issued common share capital.

The remaining 54% of PTIC not owned by the Philippine Government is owned by subsidiaries of First Pacific (First Pacific and its subsidiaries being referred to herein, collectively, as the "Group"). Under the articles of incorporation of PTIC, the Group has the benefit of a "right to match" in the case of a transfer of shares of PTIC. The right to match, therefore, gives the Group and PTIC the right to purchase the 46% shareholding in PTIC proposed to be sold under the public auction by the Philippine Government, at a price equal to the highest bid received in the auction. The highest bid received under the auction was an amount of Pesos 226,338.9669 (US$4,582.69) per share of PTIC, which is equivalent to approximately Pesos 2,100 (US$42.52) per share of PLDT held by PTIC.

First Pacific confirms that it still intends to exercise the right to match but would now want to have the flexibility to exercise the right to match up to the full extent of the 46% stake in PTIC offered under the auction through the exercise of PTIC's right to match under its articles of incorporation. However, the exercise of the right to match to that extent would constitute a major transaction for First Pacific under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") and, accordingly, requires the prior approval of a resolution of First Pacific's shareholders before it can proceed to exercise the right to match. First Pacific will despatch a shareholders circular and convene a special general meeting of its shareholders as soon as practicable, at which a resolution will be proposed to give the Group the flexibility to exercise the right to match up to the full amount of the 46% of PTIC offered under the auction and available for purchase under the right to match. The total consideration payable on the exercise of the right to match to the full extent of the 46% of PTIC available for purchase would be approximately Pesos 25,217,556,000 (US$510,580,198) and would be satisfied from a combination of internal resources and third party financing. It is anticipated that the right to match will be exercised by no later than 2 March 2007.

All shareholders of First Pacific will be permitted to vote at the special general meeting to be convened. First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited, which together own approximately 44.26% of First Pacific's issued share capital, have confirmed their intention to vote in favour of the resolution to be proposed at the special general meeting.

First Pacific's 15 December 2006 announcement stated that First Pacific had reached agreement in principle with NTT DoCoMo for NTT DoCoMo to acquire half of the indirect interest in PLDT offered under the auction and for First Pacific to acquire the other half. It has not, to date, been possible to reach final agreement with NTT DoCoMo in this regard and, accordingly, the Group now wishes to have the flexibility to exercise the right to match in respect of the entire 46% interest in PTIC available under the auction.

The exercise of the right to match is being classified as a connected transaction under the Listing Rules. First Pacific's board had wished to initially complete the exercise of the right to match in respect of 23% of PTIC today, as a discloseable transaction under the Listing Rules, and to acquire the remaining 23% of PTIC available for purchase following shareholders approval for the resulting major transaction having been obtained; but a waiver requested from The Stock Exchange of Hong Kong Limited in order to facilitate this was ultimately not forthcoming.

First Pacific considers that the right to match represents an attractive opportunity to increase its economic interest in PLDT, which is one of the Group's principal assets. The directors (including the independent non-executive directors) consider that the terms on which the right to match can be exercised are fair and reasonable and in the interests of First Pacific' shareholders as a whole.

First Pacific is a Hong Kong based investment and management company with operations in South East Asia. First Pacific's principal business interests relate to telecommunications and consumer food products. PLDT, in which First Pacific currently holds an attributable economic interest in shares representing approximately 24% of the issued common share capital of PLDT, is the leading telecommunications services provider in the Philippines.

Further announcement(s) will be made at around the time of the despatch of the shareholders circular convening the special general meeting of shareholders of First Pacific referred to above and on the exercise of the right to match.

At the request of First Pacific, trading in its shares was suspended with effect from 9:30 a.m. on 31 January 2007, pending the release of this announcement. Application has been made for the resumption of trading in First Pacific's shares with effect from 9:30 a.m. on 1 February 2007.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Pesos 49.39. Percentages have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 31 January 2007

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

END